UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ABAKAN INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

00258J 107

(CUSIP Number)

Robert Miller

2829 Bird Avenue, Suite 12, Miami, Florida 33133

Telephone: (786) 206-5368

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00258J 107

1.      NAMES OF REPORTING PERSONS.      Robert Miller

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)      ☐

     (b)     ☐

3.      SEC USE ONLY

4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)                          PF

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ☐

6.      CITZENSHIP OR PLACE OF ORGANIZATION                American

NUMBER OF SHARED BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.          SOLE VOTING POWER          21,950,000 (indirect)

8.      SHARED VOTING POWER                    0

9.      SOLE DISPOSITIVE POWER      21,950,000 (indirect)

     10.      SHARED DISPOSITIVE POWER               0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,950,000 shares of common stock (indirect ownership)

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.0% of the issued and outstanding shares of common stock (based on 54,865,000 shares of the Issuer's common stock outstanding as January 11, 2010).

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                IN

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.0001 par value, of Abakan Inc., a Nevada corporation (the "Issuer"). The principal offices of the Issuer are located at 2829 Bird Avenue, Suite 12, Miami, Florida 33133.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Robert Miller (the "Reporting Person").

(b) The business address [or residence] of the Reporting Person is: 4801 Alhambra Circle, Coral Gables, Florida, 33146.

(c) The present principal occupation of the Reporting Person is: business consultant.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 8, 2009 Prosper Financial Inc. (“Prosper”) a company controlled by Maria C. Maz who is the wife of the Reporting Person and a director of the Issuer, purchased 260,000 shares of the Issuer’s common stock and 130,000 warrants to purchase shares of the Issuer’s common stock for a total consideration of $130,000 pursuant to the terms of a securities purchase agreement. On December 8, 2009 Ms. Maz gifted 4,200,000 shares of the Issuer’s common stock to a fund in trust for related parties of both the Reporting Person and herself. On September 9, 2008 Ms. Maz purchased 15,000,000 shares of the Issuer's common stock from Mr. Aaron Bard (12,500,000 shares) and Mr. Shlomo Friedman (2,500,000 shares), both sellers being former directors and officers of the Issuer, for a total consideration of $120,000, pursuant to the terms of two share purchase agreements. On November 30, 2009 Ms. Maz purchased 6,690,000 shares of the Issuer's common stock from Beta Service SA (2,500,000 shares), Ms. Nora Coccaro (2,490,000 shares), and Mr. Costas Takkas (1,700,000 shares), for a total consideration of $50,100, pursuant to the terms of three share purchase agreements. Consideration for all of the acquisitions was paid from the personal funds of Ms. Maz.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the acquisition of the shares by Ms. Maz was for investment in the Issuer.

(a) While the Reporting Person has no plans or proposals as such, depending on market conditions and other factors, the Reporting Person may acquire shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.

(b) The Reporting Person has no plans for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) While the Reporting Person has no plans or proposals as such, the Reporting Person reserves the right to dispose of some or all of his (indirect) shares in the open market, in privately negotiated transactions to third parties or otherwise.

(d) The Reporting Person has no present plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The Reporting Person has no plans or proposals to make any material change in the present capitalization or dividend policy of the Issuer.

(f) The Reporting Person has no plans or proposals to make any other material change in the issuer’s business or corporate structure

(g) The Reporting Person has no plans or proposals to make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h) The Reporting Person has no plans or proposals to cause a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals to cause a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Issuer has 54,865,000 issued and outstanding shares of common stock as of January 11, 2010. The Reporting Person indirectly owns 21,950,000 shares (representing 40.0%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the indirect power to vote or direct the vote and the indirect power to dispose or direct the disposition of all of the shares reported above in this Item 5(a).

(c) The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person and Ms. Maz has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(a).

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and Prosper entered into a Unit Purchase Agreement on December 8, 2009, which included 130,000 warrants to purchase shares of the Issuer’s common stock for a period of two years at a purchase price of $0.75 per share.

The Issuer and Prosper entered into a Stock Option Agreement on December 14, 2009 pursuant to which it was granted the option to purchase up to 1,000,000 shares of the Issuer’s common stock at an exercise price of $0.60 per share under the Issuer’s 2009 Stock Option Plan. The option will vest in successive one third increments on an annual basis beginning December 14, 2010.

Other than as reflected above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1      Share Purchase Agreement dated September 4, 2008 between Mr. Aaron Bard and Ms. Maz, incorporated by reference to the Schedule 13D of Ms. Maz filed with the Securities and Exchange Commission on September 29, 2008.

10.2      Share Purchase Agreement dated September 4, 2008 between Mr. Shlomo Friedman and Ms. Maz, incorporated by reference to the Schedule 13D of Ms. Maz filed with the Securities and Exchange Commission on September 29, 2008.

10.3      Share Purchase Agreement dated November 30, 2009 between Beta Service SA and Ms. Maz, incorporated by reference to the Schedule 13D/A1 of Ms. Maz filed with the Securities and Exchange Commission on December 7, 2009.

10.4      Share Purchase Agreement dated November 30, 2009 between Ms. Nora Coccaro and Ms. Maz, incorporated by reference to the Schedule 13D/A1 of Ms. Maz filed with the Securities and Exchange Commission on December 7, 2009.

10.5      Share Purchase Agreement dated November 30, 2009 between Mr. Costas Takkas and Ms. Maz, incorporated by reference to the Schedule 13D/A1 of Ms. Maz filed with the Securities and Exchange Commission on December 7, 2009.

10.6     Unit Purchase Agreement dated December 8, 2009 between the Issuer and Prosper, incorporated by reference to the Schedule 13D/A2 filed for Ms. Maz with the Securities and Exchange Commission on January 12, 2010.

10.7     Stock Option Agreement dated December 14, 2009 between the Issuer and Prosper, incorporated by reference to the Schedule 13D/A2 filed for Ms. Maz with the Securities and Exchange Commission on January 12, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2010

Date

/s/ Robert Miller

Signature

Robert Miller/chief executive officer and director of Abakan Inc.

Name/Title

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).